EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio data)

	Years Ended July 31,
	2014	2013	2012	2011	2010
Earnings:
(Loss) earnings from continuing operations	$(53,109)	$(95,674)	$140,655	$127,624	$94,370
Add back:
Fixed charges less interest capitalized	15,211	17,592	19,888	23,128	22,107
Less:
Preferential stock dividends and premium on redemption of preferred stock	—	—	—	—	—
Total (loss) earnings	$(37,898)	$(78,082)	$160,543	$150,752	$116,477

Fixed Charges:
Interest, capitalized and expensed	$13,879	$16,222	$18,407	$21,777	$20,843
Amortization of debt expense	421	419	683	347	379
Interest portion of rent expense	911	951	798	1,004	885
Preferential stock dividends and premium on redemption of preferred stock	—	—	—	—	—
Total fixed charges	$15,211	$17,592	$19,888	$23,128	$22,107

Ratio of Earnings to Fixed Charges	(1)	(2)	8.1x	6.5x	5.3x

(1)
Due to Brady Corporation's loss for the year ended July 31, 2014, the Company did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x was $53.1 million for the year ended July 31, 2014. The non-cash deficiency was primarily a result of a non-cash intangible asset impairment charge of $148.6 million recognized during the fourth quarter of fiscal 2014.

(2)
Due to Brady Corporation's loss for the year ended July 31, 2013, the Company did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x was $95.7 million for the year ended July 31, 2013. The non-cash deficiency was primarily a result of a non-cash intangible asset impairment charge of $204.4 million recognized during the fourth quarter of fiscal 2013.